UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Q1 2023 Results Announcement

31 March 2023

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2023 to the corresponding three months of 2022 and balance sheet analysis as at 31 March 2023 with comparatives relating to 31 December 2022 and 31 March 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 26 April 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 38 to 43 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a return on tangible equity (RoTE) of 15.0% and remains on track to deliver its 2023 targets, with all performance metrics in line with or ahead of guidance at Q123

C. S. Venkatakrishnan, Group Chief Executive, commented
"This is a strong first quarter with Group income up 11% to £7.2bn and profit before tax up 16% to £2.6bn, generating a Group RoTE of 15.0% and earnings per share (EPS) of 11.3p. All three businesses have performed well with high quality income growth and double-digit returns. The momentum across the Group allows us to maintain a robust capital position, deliver attractive returns to shareholders, and support our customers and clients through an uncertain economic environment."

Key financial metrics:

	Income	Cost: income ratio	LLR	Profit before tax	Attributable profit	RoTE	EPS	LCR	Loan: deposit ratio	TNAV per share	CET1 ratio
Q123	£7.2bn	57%	52bps	£2.6bn	£1.8bn	15.0%	11.3p	163%	73%	301p	13.6%

Q123 Performance highlights:

●	Group attributable profit was £1.8bn and RoTE was 15.0%, with all operating divisions delivering double-digit returns
●	Group income was £7.2bn, up 11% year-on-year, with diverse sources of growth across the Group as well as the benefit from USD appreciation:
	–	Barclays UK income increased 19% primarily driven by net interest income growth from higher rates and continued structural hedge income momentum, delivering a net interest margin (NIM) of 3.18%
–
Corporate and Investment Bank (CIB) income increased 1% to £4.0bn, representing a record Q1 income performance1. Drivers included a strong performance in Transaction banking and Global Markets, against a record prior year comparative, with lower Investment Banking income due to a reduced industry fee pool2

–
Consumer, Cards and Payments (CC&P) income increased 47% from growth in US cards balances, including the Gap portfolio acquisition3, and growth in client assets and liabilities in the Private Bank, as well as the higher rate environment

●
Group operating expenses were £4.1bn, in line with prior year, including the non-repeat of certain litigation and conduct items. Group operating expenses excluding litigation and conduct charges increased to £4.1bn (Q122: £3.6bn) reflecting the impact of business growth, inflation and USD appreciation. The Group delivered positive statutory cost: income jaws and a cost: income ratio of 57%

●
Credit impairment charges were £0.5bn, with a loan loss rate (LLR) of 52bps, within the guided range of 50-60bps, reflecting higher US cards balances and the continuing normalisation anticipated in US cards delinquencies. Coverage ratios remain strong

●
Common Equity Tier 1 (CET1) ratio of 13.6% (December 2022: 13.9%) reflected the expected reduction of an aggregate c.40bps of capital impacts in Q123 including the £0.5bn buyback announced at FY22, and seasonally higher Risk Weighted Assets (RWAs) in the Global Markets business, which supported the strong Q1 income performance

●	Tangible net asset value (TNAV) per share of 301p, increased 6p since December 2022
●	Liquidity coverage ratio (LCR) of 163% (December 2022: 165%) and Net Stable Funding Ratio (NSFR) of 139% (December 2022: 137%), well above regulatory minimum requirements
●
Loan: deposit ratio was maintained at 73% (December 2022: 73%). The Group maintains a diverse and stable deposit franchise including across wholesale and consumer as well as across different geographies

1	On a comparable basis, period covering 2014-Q123. Pre 2014 data was not restated following re-segmentation in 2016.
2	Data source: Dealogic for the period covering 1 January to 31 March 2023.
3	The Gap portfolio refers to the Gap Inc. US credit card portfolio.

Group Targets and Outlook:

●	Returns: targeting RoTE of greater than 10% in 2023, consistent with our medium-term target
●
Income: diversified income streams continue to position the Group well for the current economic and market environment including higher interest rates. In 2023, Barclays UK NIM is expected to be greater than 3.20%1

●	Costs: targeting a cost: income ratio percentage in the low 60s in 2023, investing for growth whilst progressing towards the Group’s medium-term target of below 60%
●	Impairment: expect an LLR of 50-60bps in 2023, based on the current macroeconomic outlook
●	Capital: expect to operate within the CET1 ratio medium-term target range of 13-14%
●	Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with share buybacks as appropriate

1	Assumes the UK bank rate peaks at 4.25% in 2023.

Barclays Group results for the three months ended
	31.03.23	31.03.22
	£m	£m	% Change
Barclays UK	1,961	1,649	19
Corporate and Investment Bank	3,976	3,938	1
Consumer, Cards and Payments	1,306	886	47
Barclays International	5,282	4,824	9
Head Office	(6)	23
Total income	7,237	6,496	11
Operating costs	(4,111)	(3,588)	(15)
Litigation and conduct	1	(523)
Total operating expenses	(4,110)	(4,111)	—
Other net expenses	(5)	(10)	50
Profit before impairment	3,122	2,375	31
Credit impairment charges	(524)	(141)
Profit before tax	2,598	2,234	16
Tax charge	(561)	(614)	9
Profit after tax	2,037	1,620	26
Non-controlling interests	(8)	(1)
Other equity instrument holders	(246)	(215)	(14)
Attributable profit	1,783	1,404	27

Performance measures
Return on average tangible shareholders' equity	15.0%	11.5%
Average tangible shareholders' equity (£bn)	47.6	48.8
Cost: income ratio	57%	63%
Loan loss rate (bps)	52	15
Basic earnings per share	11.3p	8.4p
Basic weighted average number of shares (m)	15,770	16,682	(5)
Period end number of shares (m)	15,701	16,762	(6)

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	403.5	398.8	371.7
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.5%
Total assets	1,539.1	1,513.7	1,496.1
Deposits at amortised cost	555.7	545.8	546.5
Tangible net asset value per share	301p	295p	294p
Common equity tier 1 ratio	13.6%	13.9%	13.8%
Common equity tier 1 capital	46.0	46.9	45.3
Risk weighted assets	338.4	336.5	328.8
UK leverage ratio	5.1%	5.3%	5.0%
UK leverage exposure	1,168.9	1,130.0	1,123.5
Average UK leverage ratio	4.8%	4.8%	4.8%
Average UK leverage exposure	1,251.3	1,281.0	1,179.4

Funding and liquidity
Group liquidity pool (£bn)	333.0	318.0	319.8
Liquidity coverage ratio	163%	165%	159%
Net stable funding ratio2	139%	137%
Loan: deposit ratio	73%	73%	68%

1	Refer to pages 29 to 34 for further information on how capital, RWAs and leverage are calculated.
2	Represents average of the last four spot quarter end positions.

Group Finance Director’s Review

Group performance

●	Barclays delivered a profit before tax of £2,598m (Q122: £2,234m), RoTE of 15.0% (Q122: 11.5%) and EPS of 11.3p (Q122: 8.4p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses

●
Group income increased 11% to £7,237m primarily from the higher interest rate environment and continued structural hedge income momentum benefiting Barclays UK, Transaction banking and the Private Bank, the benefit of higher balances in US cards, and growth in client assets and liabilities in the Private Bank

●	Group operating expenses were stable at £4,110m (Q122: £4,111m)
	–	Group operating expenses excluding litigation and conduct charges increased to £4,111m (Q122: £3,588m) reflecting the impact of business growth and inflation
–
The prior year litigation and conduct charges of £523m included charges relating to the Over-issuance of Securities in the US (Over-issuance of Securities1) and customer remediation costs relating to a legacy loan portfolio

●
Credit impairment charges were £524m (Q122: £141m) reflecting higher US cards balances, including the Gap portfolio acquisition in Q222, and the continuing normalisation anticipated in US cards delinquencies. Total coverage ratio remains strong at 1.4% (December 2022: 1.4%)

●
The effective tax rate (ETR) was 21.6% (Q122: 27.5%). The prior year included the tax charge recognised for the re-measurement of the Group’s UK deferred tax assets as a result of the UK banking surcharge rate being reduced from 8% to 3%

●	Attributable profit was £1,783m (Q122: £1,404m)
●
Total assets increased to £1,539.1bn (December 2022: £1,513.7bn) driven by increased trading and client activity within Global Markets and the acquisition of Kensington Mortgage Company (KMC), partially offset by strengthening of GBP against USD since December 2022. The Group liquidity pool was further strengthened by growth in deposits and wholesale funding

●	TNAV per share increased to 301p (December 2022: 295p) as EPS of 11.3p and other reserve movements were partially offset by the 2022 full year dividend paid on 31 March 2023

Barclays UK

Barclays UK delivered a RoTE of 20.0% supported by higher interest rates and the continued investment in our transformation into a next-generation, digitised consumer bank.
●	Profit before tax increased 27% to £754m with a RoTE of 20.0% (Q122: 15.6%)
●
Total income increased 19% to £1,961m. Net interest income increased 21% to £1,618m with a NIM of 3.18% (Q122: 2.62%), continuing to build as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure. Net fee, commission and other income increased 11% to £343m partially driven by transactional income in Business Banking and UK cards

	–	Personal Banking income increased 23% to £1,253m, driven by higher interest rates, partially offset by mortgage margin compression
–
Barclaycard Consumer UK income decreased 11% to £247m as higher customer spend volumes were more than offset by lower interest earning lending balances following repayments and ongoing prudent risk management

	–	Business Banking income increased 31% to £461m driven by higher interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending as repayments continue
●
Total operating expenses increased 9% to £1,094m from the impact of inflation with ongoing efficiency savings reinvested in digitisation to support further improvements to the cost: income ratio over time

●
Credit impairment charges were £113m (Q122: £48m), reflecting limited observed deterioration. UK cards 30 and 90 day arrears remained below pre-pandemic levels at 0.9% (Q122: 1.0%) and 0.2% (Q122: 0.3%) respectively2. The UK cards total coverage ratio was 7.7% (December 2022: 7.6%)

●	Loans and advances to customers at amortised cost increased 2% to £208.2bn primarily reflecting the acquisition of KMC
●
Customer deposits at amortised cost decreased 1% to £254.3bn. Increases in savings product balances were more than offset by reduced current account and business banking deposits, reflecting broader market trends. The loan: deposit ratio increased to 90% (December 2022: 87%)

●	RWAs increased to £74.6bn (December 2022: £73.1bn) including £0.8bn related to the acquisition of KMC

1	Denotes the Over-issuance of Securities under Barclays Bank PLC's (BBPLC) US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019.
2	As at 31 December 2019, UK cards 30 and 90 days arrears were 1.7% and 0.8% respectively.

Barclays International

Barclays International delivered a RoTE of 14.5%. CIB continued to support clients through a period of market volatility, with performance reflecting the benefits of income diversification and continued investment in sustainable growth. CC&P performance reflects continued investment in the business resulting in balance growth and increased income, partially offset by higher impairment charges.

●	Profit before tax increased 13% to £1,928m with a RoTE of 14.5% (Q122: 14.8%), reflecting a RoTE of 15.2% (Q122: 17.1%) in CIB and 10.5% (Q122: (1.5)%) in CC&P
●
Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and total operating expenses

●	Total income increased to £5,282m (Q122: £4,824m)
	–	CIB income of £3,976m (Q122: £3,938m) represented the best Q1 on a comparable basis1
–
Global Markets income of £2,492m decreased 8% against a record prior year comparative. FICC income increased 9% to £1,788m, driven by a strong performance in credit. Equities income decreased 33% to £704m driven by a decline in derivatives income reflecting less volatile equity market conditions relative to prior year

		–	Investment Banking fees decreased 7% to £603m due to the reduced fee pool2, partially offset by a strong performance in advisory representing the best Q1 performance1
–
Within Corporate, Transaction banking income increased 68% to £786m representing the best Q1 performance1, driven by improved margins, in the higher rate environment, in deposits. Corporate lending income decreased 24% to £95m mainly driven by costs of higher credit protection

	–	CC&P income increased 47% to £1,306m
		–	International Cards and Consumer Bank income increased 67% to £900m reflecting higher cards balances and improved margins, including the Gap portfolio acquisition in Q222
		–	Private Bank income increased 21% to £258m, reflecting client balance growth and improved margins
		–	Payments income increased 10% to £148m driven by merchant acquiring turnover growth
●	Total operating expenses decreased 2% to £2,953m and increased 18% to £2,956m excluding litigation and conduct, reflecting continued investment in the business
–
CIB total operating expenses decreased 2% to £2,199m. Operating expenses excluding litigation and conduct charges increased 15% to £2,202m driven by continued investment in talent and technology, and the impact of appreciation of average USD and inflation

–
CC&P total operating expenses decreased 3% to £754m. Operating expenses excluding litigation and conduct charges increased 29% to £754m, driven by higher investment spend to support growth, mainly in marketing and partnership costs, including the Gap portfolio acquisition, and the impact of appreciation of average USD and inflation

●	Credit impairment charges were £404m (Q122: £101m) reflecting higher balances and the continuing normalisation anticipated in US cards delinquencies
	–	CIB credit impairment charges of £33m (Q122: £33m net release) were driven by single name charges partially offset by the benefit of credit protection
–
CC&P credit impairment charges increased to £371m (Q122: £134m), reflecting higher US cards balances, including the Gap portfolio, and the continuing normalisation anticipated in delinquencies. US cards 30 and 90 day arrears were 2.3% (Q122: 1.6%) and 1.2% (Q122: 0.8%) respectively. The US cards total coverage ratio was 8.9% (December 2022: 8.1%)

●
RWAs increased to £255.1bn (December 2022: £254.8bn) mainly supporting increased client and trading activity within Global Markets, partially offset by strengthening of GBP against USD since December 2022

Head Office

●	Loss before tax was £84m (Q122: £73m)
●
Total income was an expense of £6m (Q122: £23m income) with hedge accounting gains offset by treasury items. The prior year included a one-off gain of £86m from the sale and leaseback of UK data centres

●	Total operating expenses were £63m (Q122: £86m)
●	RWAs were £8.8bn (December 2022: £8.6bn)

1	On a comparable basis, period covering 2014-Q123. Pre 2014 data was not restated following re-segmentation in 2016.
2	Data source: Dealogic for the period covering 1 January to 31 March 2023.

Capital distributions

●	Barclays paid the 2022 full year dividend of 5.0p on 31 March 2023 and completed the £0.5bn share buyback programme announced at FY22 results on 14 April 2023
●
Barclays is committed to maintaining a balance between a strong capital position, delivering total cash returns to shareholders and investment in the business. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividend as appropriate, including with share buybacks

Group capital and leverage

●	The CET1 ratio decreased by c.30bps to 13.6% (December 2022: 13.9%) as RWAs increased by £1.9bn to £338.4bn and CET1 capital decreased by £0.9bn to £46.0bn:
	–	c.50bps increase from attributable profit generated in the quarter
–
c.40bps aggregate decrease from expected capital impacts in Q123, including the £0.5bn share buyback announced at FY22 results, the impact of regulatory change on 1 January 2023 relating to IFRS 9 transitional relief, and the impact of the KMC acquisition

	–	c.20bps decrease as a result of a £5.2bn increase in RWAs primarily driven by increased client and trading activity within Global Markets
	–	c.20bps decrease primarily due to increased regulatory capital deductions and an accrual for the FY23 dividend
	–	A £4.0bn decrease in RWAs as a result of foreign exchange movements was broadly offset by a £0.5bn decrease in the currency translation reserve
●
The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £38.9bn increase in leverage exposure and a £0.4bn decrease in Tier 1 capital. The UK leverage exposure increased to £1,168.9bn (December 2022: £1,130.0bn) largely due to an increase in securities financing transactions (SFT) client and trading activity within Global Markets

Group funding and liquidity

●
The liquidity and funding position remains robust and strengthened further in Q123. The liquidity pool increased to £333.0bn (December 2022: £318.0bn) driven by growth in deposits and increased wholesale funding. The composition of the liquidity pool is conservative, with 82% held in cash and deposits with central banks and the remainder primarily held in high quality government bonds, materially held at fair value or hedged

●	The strength of the funding and liquidity position is supported by a diverse and stable deposit franchise. Total deposits increased to £555.7bn (December 2022: £545.8bn)
●	The liquidity coverage ratio remained significantly above the 100% regulatory requirement at 163% (December 2022: 165%), equivalent to a surplus of £122.0bn (December 2022: £116.4bn)
●	Net Stable Funding Ratio (average of last four quarter ends) was 139% (December 2022: 137%), which represents a £166.7bn (December 2022: £155.6bn) surplus above 100% regulatory requirement
●	Wholesale funding outstanding, excluding repurchase agreements, was £192.2bn (December 2022: £184.0bn)
●
The Group issued £2.8bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in Q123. The Group has a strong MREL position with a ratio of 32.7%, which is in excess of the regulatory requirement of 29% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters

●
KMC acquisition: further to the announcement in Q222, on 1 March 2023 Barclays completed the acquisition of UK specialist mortgage lender KMC, including a portfolio of mortgages totalling £2.2bn with an RWA impact of £0.8bn. The transaction broadens Barclays' existing mortgage product range by adding a leading UK specialist residential mortgage lender with an established track record in the UK market, further enhancing its product capabilities consistent with Barclays’ strategic priority to deliver next-generation, digitised consumer financial services

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	1,618	1,339	21
Net fee, commission and other income	343	310	11
Total income	1,961	1,649	19
Operating costs	(1,092)	(998)	(9)
Litigation and conduct	(2)	(9)	78
Total operating expenses	(1,094)	(1,007)	(9)
Other net income	—	—
Profit before impairment	867	642	35
Credit impairment charges	(113)	(48)
Profit before tax	754	594	27
Attributable profit	515	396	30

Performance measures
Return on average allocated tangible equity	20.0%	15.6%
Average allocated tangible equity (£bn)	10.3	10.1
Cost: income ratio	56%	61%
Loan loss rate (bps)	20	9
Net interest margin	3.18%	2.62%

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.2	205.1	207.3
Total assets	308.6	313.2	317.2
Customer deposits at amortised cost	254.3	258.0	260.3
Loan: deposit ratio	90%	87%	85%
Risk weighted assets	74.6	73.1	72.7
Period end allocated tangible equity	10.3	10.1	10.1

Analysis of Barclays UK	Three months ended
	31.03.23	31.03.22
Analysis of total income	£m	£m	% Change
Personal Banking	1,253	1,022	23
Barclaycard Consumer UK	247	276	(11)
Business Banking	461	351	31
Total income	1,961	1,649	19

Analysis of credit impairment charges
Personal Banking	(28)	21
Barclaycard Consumer UK	(83)	(44)	(89)
Business Banking	(2)	(25)	92
Total credit impairment charges	(113)	(48)

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	173.6	169.7	166.5
Barclaycard Consumer UK	9.0	9.2	8.4
Business Banking	25.6	26.2	32.4
Total loans and advances to customers at amortised cost	208.2	205.1	207.3

Analysis of customer deposits at amortised cost
Personal Banking	194.3	195.6	196.6
Barclaycard Consumer UK	—	—	—
Business Banking	60.0	62.4	63.7
Total customer deposits at amortised cost	254.3	258.0	260.3

Barclays International	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	1,354	936	45
Net trading income	2,419	2,446	(1)
Net fee, commission and other income	1,509	1,442	5
Total income	5,282	4,824	9
Operating costs	(2,956)	(2,505)	(18)
Litigation and conduct	3	(513)
Total operating expenses	(2,953)	(3,018)	2
Other net income	3	8	(63)
Profit before impairment	2,332	1,814	29
Credit impairment charges	(404)	(101)
Profit before tax	1,928	1,713	13
Attributable profit	1,348	1,300	4

Performance measures
Return on average allocated tangible equity	14.5%	14.8%
Average allocated tangible equity (£bn)	37.1	35.1
Cost: income ratio	56%	63%
Loan loss rate (bps)	94	28
Net interest margin	5.87%	4.15%

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	131.0	133.7	113.9
Loans and advances to banks at amortised cost	9.8	8.7	10.2
Debt securities at amortised cost	30.8	27.2	20.7
Loans and advances at amortised cost	171.6	169.6	144.8
Trading portfolio assets	137.7	133.8	134.1
Derivative financial instrument assets	256.6	301.7	288.8
Financial assets at fair value through the income statement	245.0	210.5	203.8
Cash collateral and settlement balances	125.5	107.7	132.0
Other assets	275.0	258.0	255.5
Total assets	1,211.4	1,181.3	1,159.0
Deposits at amortised cost	301.6	287.6	286.1
Derivative financial instrument liabilities	246.7	288.9	277.2
Loan: deposit ratio	57%	59%	51%
Risk weighted assets	255.1	254.8	245.1
Period end allocated tangible equity	36.8	36.8	35.6

Analysis of Barclays International
Corporate and Investment Bank	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	465	385	21
Net trading income	2,437	2,450	(1)
Net fee, commission and other income	1,074	1,103	(3)
Total income	3,976	3,938	1
Operating costs	(2,202)	(1,921)	(15)
Litigation and conduct	3	(318)
Total operating expenses	(2,199)	(2,239)	2
Other net income	—	—
Profit before impairment	1,777	1,699	5
Credit impairment (charges)/releases	(33)	33
Profit before tax	1,744	1,732	1
Attributable profit	1,209	1,316	(8)

Performance measures
Return on average allocated tangible equity	15.2%	17.1%
Average allocated tangible equity (£bn)	31.8	30.8
Cost: income ratio	55%	57%
Loan loss rate (bps)	10	(12)

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	89.2	90.5	79.5
Loans and advances to banks at amortised cost	9.2	8.1	9.4
Debt securities at amortised cost	30.7	27.2	20.7
Loans and advances at amortised cost	129.1	125.8	109.6
Trading portfolio assets	137.6	133.7	134.0
Derivative financial instrument assets	256.5	301.6	288.7
Financial assets at fair value through the income statement	244.9	210.5	203.8
Cash collateral and settlement balances	124.7	106.9	131.2
Other assets	230.3	222.6	222.5
Total assets	1,123.1	1,101.1	1,089.8
Deposits at amortised cost	221.0	205.8	214.7
Derivative financial instrument liabilities	246.7	288.9	277.1
Risk weighted assets	216.8	215.9	213.5

	Three months ended
	31.03.23	31.03.22
Analysis of total income	£m	£m	% Change
FICC	1,788	1,644	9
Equities	704	1,052	(33)
Global Markets	2,492	2,696	(8)
Advisory	212	185	15
Equity capital markets	50	47	6
Debt capital markets	341	416	(18)
Investment Banking fees	603	648	(7)
Corporate lending	95	125	(24)
Transaction banking	786	469	68
Corporate	881	594	48
Total income	3,976	3,938	1

Analysis of Barclays International
Consumer, Cards and Payments	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	889	551	61
Net fee, commission, trading and other income	417	335	24
Total income	1,306	886	47
Operating costs	(754)	(584)	(29)
Litigation and conduct	—	(195)
Total operating expenses	(754)	(779)	3
Other net income	3	8	(63)
Profit before impairment	555	115
Credit impairment charges	(371)	(134)
Profit/(loss) before tax	184	(19)
Attributable profit/(loss)	139	(16)

Performance measures
Return on average allocated tangible equity	10.5%	(1.5)%
Average allocated tangible equity (£bn)	5.3	4.3
Cost: income ratio	58%	88%
Loan loss rate (bps)	332	145

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.8	43.2	34.4
Total assets	88.3	80.2	69.2
Deposits at amortised cost	80.6	81.8	71.4
Risk weighted assets	38.2	38.9	31.6

	Three months ended
	31.03.23	31.03.22
Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	900	538	67
Private Bank	258	214	21
Payments	148	134	10
Total income	1,306	886	47

Head Office	Three months ended
	31.03.23	31.03.22
Income statement information	£m	£m	% Change
Net interest income	81	66	23
Net fee, commission and other income	(87)	(43)
Total income	(6)	23
Operating costs	(63)	(85)	26
Litigation and conduct	—	(1)
Total operating expenses	(63)	(86)	27
Other net expenses	(8)	(18)	56
Loss before impairment	(77)	(81)	5
Credit impairment (charges)/releases	(7)	8
Loss before tax	(84)	(73)	(15)
Attributable loss	(80)	(292)	73

Performance measures
Average allocated tangible equity (£bn)	0.2	3.6

	As at 31.03.23	As at 31.12.22	As at 31.03.22
Balance sheet information	£bn	£bn	£bn
Total assets	19.1	19.2	19.9
Risk weighted assets	8.8	8.6	11.0
Period end allocated tangible equity	0.2	(0.2)	3.6

Quarterly Results Summary

Barclays Group
	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,053	2,741	3,068	2,422	2,341	2,230	1,940	2,052
Net fee, commission and other income	4,184	3,060	2,883	4,286	4,155	2,930	3,525	3,363
Total income	7,237	5,801	5,951	6,708	6,496	5,160	5,465	5,415
Operating costs	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)	(3,514)	(3,446)	(3,587)
UK bank levy	—	(176)	—	—	—	(170)	—	—
Litigation and conduct	1	(79)	339	(1,334)	(523)	(92)	(129)	(143)
Total operating expenses	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)	(3,776)	(3,575)	(3,730)
Other net (expenses)/income	(5)	10	(1)	7	(10)	13	94	21
Profit before impairment	3,122	1,808	2,350	1,699	2,375	1,397	1,984	1,706
Credit impairment (charges)/releases	(524)	(498)	(381)	(200)	(141)	31	(120)	797
Profit before tax	2,598	1,310	1,969	1,499	2,234	1,428	1,864	2,503
Tax (charge)/credit	(561)	33	(249)	(209)	(614)	(104)	(292)	(246)
Profit after tax	2,037	1,343	1,720	1,290	1,620	1,324	1,572	2,257
Non-controlling interests	(8)	(22)	(2)	(20)	(1)	(27)	(1)	(15)
Other equity instrument holders	(246)	(285)	(206)	(199)	(215)	(218)	(197)	(194)
Attributable profit	1,783	1,036	1,512	1,071	1,404	1,079	1,374	2,048

Performance measures
Return on average tangible shareholders' equity	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%
Average tangible shareholders' equity (£bn)	47.6	46.7	48.6	49.0	48.8	48.0	48.3	46.5
Cost: income ratio	57%	69%	60%	75%	63%	73%	65%	69%
Loan loss rate (bps)	52	49	36	20	15	(3)	13	(90)
Basic earnings per share	11.3p	6.5p	9.4p	6.4p	8.4p	6.4p	8.0p	11.9p
Basic weighted average number of shares (m)	15,770	15,828	16,148	16,684	16,682	16,985	17,062	17,140
Period end number of shares (m)	15,701	15,871	15,888	16,531	16,762	16,752	16,851	16,998

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	343.6	343.3	346.3	337.2	325.8	319.9	313.5	309.2
Loans and advances to banks at amortised cost	11.0	10.0	12.5	12.5	11.4	9.7	10.6	11.0
Debt securities at amortised cost	48.9	45.5	54.8	46.1	34.5	31.8	28.9	28.3
Loans and advances at amortised cost	403.5	398.8	413.7	395.8	371.7	361.5	353.0	348.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.5%	1.6%	1.7%	1.8%
Total assets	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1	1,384.3	1,406.5	1,376.3
Deposits at amortised cost	555.7	545.8	574.4	568.7	546.5	519.4	510.2	500.9
Tangible net asset value per share	301p	295p	286p	297p	294p	291p	286p	280p
Common equity tier 1 ratio	13.6%	13.9%	13.8%	13.6%	13.8%	15.1%	15.3%	15.0%
Common equity tier 1 capital	46.0	46.9	48.6	46.7	45.3	47.3	47.2	46.2
Risk weighted assets	338.4	336.5	350.8	344.5	328.8	314.1	307.7	307.4
UK leverage ratio	5.1%	5.3%	5.0%	5.1%	5.0%	5.2%	5.1%	5.0%
UK leverage exposure	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5	1,137.9	1,162.7	1,154.9
Average UK leverage ratio	4.8%	4.8%	4.8%	4.7%	4.8%	4.9%	4.9%	4.8%
Average UK leverage exposure	1,251.3	1,281.0	1,259.6	1,233.5	1,179.4	1,229.0	1,201.1	1,192.7

Funding and liquidity
Group liquidity pool (£bn)	333.0	318.0	325.8	342.5	319.8	291.0	292.8	290.8
Liquidity coverage ratio	163%	165%	151%	156%	159%	168%	161%	162%
Net stable funding ratio3	139%	137%
Loan: deposit ratio	73%	73%	72%	70%	68%	70%	69%	70%

1	The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2	Refer to pages 29 to 34 for further information on how capital, RWAs and leverage are calculated.
3	Represents average of the last four spot quarter end positions.

Quarterly Results by Business

Barclays UK
	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,618	1,600	1,561	1,393	1,339	1,313	1,303	1,305
Net fee, commission and other income	343	370	355	331	310	386	335	318
Total income	1,961	1,970	1,916	1,724	1,649	1,699	1,638	1,623
Operating costs	(1,092)	(1,108)	(1,069)	(1,085)	(998)	(1,202)	(1,041)	(1,078)
UK bank levy	—	(26)	—	—	—	(36)	—	—
Litigation and conduct	(2)	(13)	(3)	(16)	(9)	(5)	(10)	(19)
Total operating expenses	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)	(1,243)	(1,051)	(1,097)
Other net income/(expenses)	—	1	(1)	—	—	(1)	1	—
Profit before impairment	867	824	843	623	642	455	588	526
Credit impairment (charges)/releases	(113)	(157)	(81)	—	(48)	59	(137)	520
Profit before tax	754	667	762	623	594	514	451	1,046
Attributable profit	515	474	549	458	396	420	317	721

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.2	205.1	205.1	205.9	207.3	208.8	208.6	207.8
Total assets	308.6	313.2	316.8	318.8	317.2	321.2	312.1	311.2
Customer deposits at amortised cost	254.3	258.0	261.0	261.5	260.3	260.6	256.8	255.5
Loan: deposit ratio	90%	87%	86%	85%	85%	85%	86%	87%
Risk weighted assets	74.6	73.1	73.2	72.2	72.7	72.3	73.2	72.2
Period end allocated tangible equity	10.3	10.1	10.1	9.9	10.1	10.0	10.0	9.9

Performance measures
Return on average allocated tangible equity	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%
Average allocated tangible equity (£bn)	10.3	10.2	9.9	10.0	10.1	10.0	10.0	9.9
Cost: income ratio	56%	58%	56%	64%	61%	73%	64%	68%
Loan loss rate (bps)	20	27	14	—	9	(10)	24	(93)
Net interest margin	3.18%	3.10%	3.01%	2.71%	2.62%	2.49%	2.49%	2.55%

Analysis of Barclays UK	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,253	1,229	1,212	1,077	1,022	983	990	987
Barclaycard Consumer UK	247	269	283	265	276	352	293	290
Business Banking	461	472	421	382	351	364	355	346
Total income	1,961	1,970	1,916	1,724	1,649	1,699	1,638	1,623

Analysis of credit impairment (charges)/releases
Personal Banking	(28)	(120)	(26)	(42)	21	8	(30)	72
Barclaycard Consumer UK	(83)	(12)	2	84	(44)	114	(108)	434
Business Banking	(2)	(25)	(57)	(42)	(25)	(63)	1	14
Total credit impairment (charges)/releases	(113)	(157)	(81)	—	(48)	59	(137)	520

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	173.6	169.7	168.7	167.1	166.5	165.4	164.6	162.4
Barclaycard Consumer UK	9.0	9.2	9.0	8.8	8.4	8.7	8.6	8.8
Business Banking	25.6	26.2	27.4	30.0	32.4	34.7	35.4	36.6
Total loans and advances to customers at amortised cost	208.2	205.1	205.1	205.9	207.3	208.8	208.6	207.8

Analysis of customer deposits at amortised cost
Personal Banking	194.3	195.6	197.3	197.0	196.6	196.4	193.3	191.0
Barclaycard Consumer UK	—	—	—	—	—	—	—	0.1
Business Banking	60.0	62.4	63.7	64.5	63.7	64.2	63.5	64.4
Total customer deposits at amortised cost	254.3	258.0	261.0	261.5	260.3	260.6	256.8	255.5

Barclays International
	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,354	1,465	1,497	1,029	936	955	749	811
Net trading income	2,419	1,169	1,328	2,766	2,446	789	1,515	1,455
Net fee, commission and other income	1,509	1,228	1,240	1,321	1,442	1,766	1,673	1,553
Total income	5,282	3,862	4,065	5,116	4,824	3,510	3,937	3,819
Operating costs	(2,956)	(2,543)	(2,776)	(2,537)	(2,505)	(2,160)	(2,310)	(2,168)
UK bank levy	—	(133)	—	—	—	(134)	—	—
Litigation and conduct	3	(67)	396	(1,319)	(513)	(84)	(100)	(140)
Total operating expenses	(2,953)	(2,743)	(2,380)	(3,856)	(3,018)	(2,378)	(2,410)	(2,308)
Other net income	3	5	10	5	8	3	15	13
Profit before impairment	2,332	1,124	1,695	1,265	1,814	1,135	1,542	1,524
Credit impairment (charges)/releases	(404)	(328)	(295)	(209)	(101)	(23)	18	271
Profit before tax	1,928	796	1,400	1,056	1,713	1,112	1,560	1,795
Attributable profit	1,348	625	1,136	783	1,300	818	1,191	1,207

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	131.0	133.7	137.0	126.7	113.9	106.4	99.9	96.3
Loans and advances to banks at amortised cost	9.8	8.7	11.0	11.3	10.2	8.4	9.4	9.9
Debt securities at amortised cost	30.8	27.2	36.2	29.3	20.7	19.0	16.6	15.7
Loans and advances at amortised cost	171.6	169.6	184.2	167.3	144.8	133.8	125.9	121.9
Trading portfolio assets	137.7	133.8	126.3	126.9	134.1	146.9	144.8	147.1
Derivative financial instrument assets	256.6	301.7	415.7	343.5	288.8	261.5	257.0	255.4
Financial assets at fair value through the income statement	245.0	210.5	244.7	209.3	203.8	188.2	200.5	190.4
Cash collateral and settlement balances	125.5	107.7	163.3	128.5	132.0	88.1	115.9	108.5
Other assets	275.0	258.0	257.2	275.1	255.5	225.6	231.8	223.5
Total assets	1,211.4	1,181.3	1,391.4	1,250.6	1,159.0	1,044.1	1,075.9	1,046.8
Deposits at amortised cost	301.6	287.6	313.2	307.4	286.1	258.8	253.3	245.4
Derivative financial instrument liabilities	246.7	288.9	394.2	321.2	277.2	256.4	252.3	246.9
Loan: deposit ratio	57%	59%	59%	54%	51%	52%	50%	50%
Risk weighted assets	255.1	254.8	269.3	263.8	245.1	230.9	222.7	223.2
Period end allocated tangible equity	36.8	36.8	38.8	38.0	35.6	33.2	31.8	31.8

Performance measures
Return on average allocated tangible equity	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%
Average allocated tangible equity (£bn)	37.1	38.9	39.1	37.3	35.1	32.9	31.8	32.4
Cost: income ratio	56%	71%	59%	75%	63%	68%	61%	60%
Loan loss rate (bps)	94	75	62	49	28	7	(6)	(87)
Net interest margin	5.87%	5.71%	5.58%	4.52%	4.15%	4.14%	4.02%	3.96%

1	The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Analysis of Barclays International

Corporate and Investment Bank	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	465	548	606	410	385	432	279	370
Net trading income	2,437	1,201	1,344	2,738	2,450	774	1,467	1,494
Net fee, commission and other income	1,074	827	871	885	1,103	1,426	1,383	1,115
Total income	3,976	2,576	2,821	4,033	3,938	2,632	3,129	2,979
Operating costs	(2,202)	(1,796)	(2,043)	(1,870)	(1,921)	(1,562)	(1,747)	(1,623)
UK bank levy	—	(126)	—	—	—	(128)	—	—
Litigation and conduct	3	(55)	498	(1,314)	(318)	(59)	(99)	(78)
Total operating expenses	(2,199)	(1,977)	(1,545)	(3,184)	(2,239)	(1,749)	(1,846)	(1,701)
Other net income	—	2	—	—	—	1	—	—
Profit before impairment	1,777	601	1,276	849	1,699	884	1,283	1,278
Credit impairment (charges)/releases	(33)	(41)	(46)	(65)	33	73	128	229
Profit before tax	1,744	560	1,230	784	1,732	957	1,411	1,507
Attributable profit	1,209	454	1,015	579	1,316	695	1,085	989

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	89.2	90.5	93.6	86.5	79.5	73.4	68.3	66.3
Loans and advances to banks at amortised cost	9.2	8.1	10.2	10.0	9.4	7.6	8.9	9.0
Debt securities at amortised cost	30.7	27.2	36.2	29.3	20.7	19.0	16.6	15.7
Loans and advances at amortised cost	129.1	125.8	140.0	125.8	109.6	100.0	93.8	91.0
Trading portfolio assets	137.6	133.7	126.1	126.7	134.0	146.7	144.7	147.0
Derivative financial instruments assets	256.5	301.6	415.5	343.4	288.7	261.5	256.9	255.3
Financial assets at fair value through the income statement	244.9	210.5	244.6	209.2	203.8	188.1	200.4	190.3
Cash collateral and settlement balances	124.7	106.9	162.6	127.7	131.2	87.2	115.1	107.7
Other assets	230.3	222.6	220.6	237.2	222.5	195.8	200.4	192.5
Total assets	1,123.1	1,101.1	1,309.4	1,170.0	1,089.8	979.3	1,011.3	983.8
Deposits at amortised cost	221.0	205.8	229.5	229.5	214.7	189.4	185.8	178.2
Derivative financial instrument liabilities	246.7	288.9	394.2	321.2	277.1	256.4	252.2	246.8
Risk weighted assets	216.8	215.9	230.6	227.6	213.5	200.7	192.5	194.3

Performance measures
Return on average allocated tangible equity	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%
Average allocated tangible equity (£bn)	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4
Cost: income ratio	55%	77%	55%	79%	57%	66%	59%	57%
Loan loss rate (bps)	10	13	13	20	(12)	(29)	(54)	(100)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,788	976	1,546	1,529	1,644	546	803	895
Equities	704	440	246	1,411	1,052	501	757	777
Global Markets	2,492	1,416	1,792	2,940	2,696	1,047	1,560	1,672
Advisory	212	197	150	236	185	287	253	218
Equity capital markets	50	40	42	37	47	158	186	226
Debt capital markets	341	243	341	281	416	511	532	429
Investment Banking fees	603	480	533	554	648	956	971	873
Corporate lending	95	(128)	(181)	(47)	125	176	168	38
Transaction banking	786	808	677	586	469	453	430	396
Corporate	881	680	496	539	594	629	598	434
Total income	3,976	2,576	2,821	4,033	3,938	2,632	3,129	2,979

1	The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Analysis of Barclays International

Consumer, Cards and Payments	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	889	918	891	619	551	522	471	441
Net fee, commission, trading and other income	417	368	353	464	335	356	337	399
Total income	1,306	1,286	1,244	1,083	886	878	808	840
Operating costs	(754)	(747)	(733)	(667)	(584)	(598)	(563)	(545)
UK bank levy	—	(7)	—	—	—	(6)	—	—
Litigation and conduct	—	(12)	(102)	(5)	(195)	(25)	(1)	(62)
Total operating expenses	(754)	(766)	(835)	(672)	(779)	(629)	(564)	(607)
Other net income	3	3	10	5	8	2	15	13
Profit before impairment	555	523	419	416	115	251	259	246
Credit impairment (charges)/releases	(371)	(287)	(249)	(144)	(134)	(96)	(110)	42
Profit/(loss) before tax	184	236	170	272	(19)	155	149	288
Attributable profit/(loss)	139	171	121	204	(16)	123	106	218

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.8	43.2	43.4	40.2	34.4	33.0	31.6	30.0
Total assets	88.3	80.2	82.0	80.6	69.2	64.8	64.6	63.0
Deposits at amortised cost	80.6	81.8	83.7	77.9	71.4	69.4	67.5	67.2
Risk weighted assets	38.2	38.9	38.7	36.2	31.6	30.2	30.2	29.0

Performance measures
Return on average allocated tangible equity	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%
Average allocated tangible equity (£bn)	5.3	5.2	5.1	4.6	4.3	4.2	4.0	4.0
Cost: income ratio	58%	60%	67%	62%	88%	72%	70%	72%
Loan loss rate (bps)	332	245	211	132	145	105	127	(49)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	900	860	824	691	538	552	490	517
Private Bank	258	285	270	245	214	200	188	214
Payments	148	141	150	147	134	126	130	109
Total income	1,306	1,286	1,244	1,083	886	878	808	840

Head Office
	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	81	(324)	10	—	66	(38)	(112)	(64)
Net fee, commission and other income	(87)	293	(40)	(132)	(43)	(11)	2	37
Total income	(6)	(31)	(30)	(132)	23	(49)	(110)	(27)
Operating costs	(63)	(97)	(94)	(60)	(85)	(152)	(95)	(341)
UK bank levy	—	(17)	—	—	—	—	—	—
Litigation and conduct	—	1	(54)	1	(1)	(3)	(19)	16
Total operating expenses	(63)	(113)	(148)	(59)	(86)	(155)	(114)	(325)
Other net (expenses)/income	(8)	4	(10)	2	(18)	11	78	8
Loss before impairment	(77)	(140)	(188)	(189)	(81)	(193)	(146)	(344)
Credit impairment (charges)/releases	(7)	(13)	(5)	9	8	(5)	(1)	6
Loss before tax	(84)	(153)	(193)	(180)	(73)	(198)	(147)	(338)
Attributable (loss)/profit	(80)	(63)	(173)	(170)	(292)	(159)	(134)	120

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	19.1	19.2	18.7	19.8	19.9	19.0	18.5	18.3
Risk weighted assets1	8.8	8.6	8.2	8.6	11.0	11.0	11.8	12.0
Period end allocated tangible equity1	0.2	(0.2)	(3.5)	1.1	3.6	5.5	6.3	5.9

Performance measures1
Average allocated tangible equity (£bn)	0.2	(2.4)	(0.4)	1.7	3.6	5.1	6.5	4.2

1	The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Performance Management

Margins and balances
	Three months ended 31.03.23			Three months ended 31.03.22
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,618	206,241	3.18	1,339	207,607	2.62
Corporate and Investment Bank1	551	56,612	3.95	316	50,798	2.52
Consumer, Cards and Payments	889	42,840	8.42	551	34,040	6.56
Barclays International1	1,440	99,452	5.87	867	84,838	4.15
Total Barclays UK and Barclays International	3,058	305,693	4.06	2,206	292,445	3.06
Other2	(5)			135
Total Barclays Group	3,053			2,341

1	CIB and Barclays International margins include the lending related investment bank business.
2	Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.

The Barclays UK and Barclays International NIM has increased 100bps from 3.06% in Q122 to 4.06% in Q123, driven by the higher interest rate environment and continued structural hedge income momentum across the Group, higher balances in CC&P including the Gap portfolio acquisition, partially offset by Mortgage margin compression and lower interest-earning lending in UK Cards.

The Group’s combined product and equity structural hedge notional amount as at 31 March 2023 was £260bn (31 March 2022: £238bn), with an average duration of close to 2.5 years (2022: average duration close to 3 years). Gross structural hedge contributions of £773m (Q122: £378m) and net structural hedge contributions of £(1,709)m (Q122: £141m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.22	£m	£m	%
Barclays UK	1,600	204,941	3.10
Corporate and Investment Bank	556	59,146	3.73
Consumer, Cards and Payments	918	43,319	8.40
Barclays International1	1,474	102,465	5.71
Total Barclays UK and Barclays International	3,074	307,406	3.97

Three months ended 30.09.22
Barclays UK	1,561	205,881	3.01
Corporate and Investment Bank	529	58,891	3.56
Consumer, Cards and Payments	891	42,019	8.41
Barclays International1	1,420	100,910	5.58
Total Barclays UK and Barclays International	2,981	306,791	3.85

Three months ended 30.06.22
Barclays UK	1,393	205,834	2.71
Corporate and Investment Bank	397	55,181	2.88
Consumer, Cards and Payments	619	37,190	6.68
Barclays International1	1,016	92,371	4.41
Total Barclays UK and Barclays International	2,409	298,205	3.24

Three months ended 31.03.22
Barclays UK	1,339	207,607	2.62
Corporate and Investment Bank	316	50,798	2.52
Consumer, Cards and Payments	551	34,040	6.56
Barclays International1	867	84,838	4.15
Total Barclays UK and Barclays International	2,206	292,445	3.06

1	CIB and Barclays International margins include the lending related investment bank business.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 31 March 2023. Also included are stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 31 March 2023.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.23	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	163,313	25,272	2,453	191,038	272	729	489	1,490	189,548
Barclays International	32,359	4,615	1,855	38,829	373	1,243	1,065	2,681	36,148
Head Office	3,435	281	577	4,293	3	26	324	353	3,940
Total Barclays Group retail	199,107	30,168	4,885	234,160	648	1,998	1,878	4,524	229,636
Barclays UK	34,603	3,086	790	38,479	74	110	91	275	38,204
Barclays International	122,198	12,971	1,232	136,401	279	240	401	920	135,481
Head Office	227	—	17	244	—	—	17	17	227
Total Barclays Group wholesale1	157,028	16,057	2,039	175,124	353	350	509	1,212	173,912
Total loans and advances at amortised cost	356,135	46,225	6,924	409,284	1,001	2,348	2,387	5,736	403,548
Off-balance sheet loan commitments and financial guarantee contracts2	368,634	26,320	1,175	396,129	225	307	22	554	395,575
Total3	724,769	72,545	8,099	805,413	1,226	2,655	2,409	6,290	799,123

	As at 31.03.23				Three months ended 31.03.23
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	2.9	19.9	0.8		147		31
Barclays International	1.2	26.9	57.4	6.9		368		384
Head Office	0.1	9.3	56.2	8.2		7		66
Total Barclays Group retail	0.3	6.6	38.4	1.9		522		90
Barclays UK	0.2	3.6	11.5	0.7		(41)
Barclays International	0.2	1.9	32.5	0.7		61		18
Head Office	—	—	100.0	7.0		—
Total Barclays Group wholesale1	0.2	2.2	25.0	0.7		20		5
Total loans and advances at amortised cost	0.3	5.1	34.5	1.4		542		54
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	1.2	1.9	0.1		(16)
Other financial assets subject to impairment3						(2)
Total4	0.2	3.7	29.7	0.8		524

1
Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £6bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £3.4bn of balances reported as wholesale loans on page 24 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £12.4bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £197.8bn and impairment allowance of £151m. This comprises £10m ECL on £196.2bn Stage 1 assets, £8m on £1.4bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £133m on £146m Stage 3 other assets.

4	The annualised loan loss rate is 52bps after applying the total impairment charge of £524m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,424	24,837	2,711	187,972	232	718	485	1,435	186,537
Barclays International	33,735	4,399	1,793	39,927	392	1,200	949	2,541	37,386
Head Office	3,644	252	661	4,557	3	24	359	386	4,171
Total Barclays Group retail	197,803	29,488	5,165	232,456	627	1,942	1,793	4,362	228,094
Barclays UK	34,858	2,954	805	38,617	129	109	96	334	38,283
Barclays International	117,692	14,298	1,098	133,088	301	265	312	878	132,210
Head Office	192	—	18	210	—	—	18	18	192
Total Barclays Group wholesale1	152,742	17,252	1,921	171,915	430	374	426	1,230	170,685
Total loans and advances at amortised cost	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592	398,779
Off-balance sheet loan commitments and financial guarantee contracts2	372,945	30,694	1,180	404,819	245	315	23	583	404,236
Total3	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175	803,015

	As at 31.12.22				Year ended 31.12.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	2.9	17.9	0.8		169		9
Barclays International	1.2	27.3	52.9	6.4		763		191
Head Office	0.1	9.5	54.3	8.5		—
Total Barclays Group retail	0.3	6.6	34.7	1.9		932		40
Barclays UK	0.4	3.7	11.9	0.9		106		27
Barclays International	0.3	1.9	28.4	0.7		127		10
Head Office	—	—	100.0	8.6		—
Total Barclays Group wholesale1	0.3	2.2	22.2	0.7		233		14
Total loans and advances at amortised cost	0.3	5.0	31.3	1.4		1,165		29
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	1.0	1.9	0.1		18
Other financial assets subject to impairment3						37
Total4	0.2	3.4	27.1	0.8		1,220

1
Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £6.6bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £3.8bn of balances reported as wholesale loans on page 24 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m ECL on £178.4bn Stage 1 assets, £9m on £1.5bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £144m on £149m Stage 3 other assets.

4	The annualised loan loss rate is 30bps after applying the total impairment charge of £1,220m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.03.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	156,635	16,371	1,941	747	19,059	2,323	178,017
Credit cards, unsecured loans and other retail lending	42,655	7,227	377	439	8,043	2,012	52,710
Wholesale loans	156,845	18,840	157	126	19,123	2,589	178,557
Total	356,135	42,438	2,475	1,312	46,225	6,924	409,284

Impairment allowance
Home loans	33	53	13	9	75	412	520
Credit cards, unsecured loans and other retail lending	558	1,541	145	196	1,882	1,349	3,789
Wholesale loans	410	388	3	—	391	626	1,427
Total	1,001	1,982	161	205	2,348	2,387	5,736

Net exposure
Home loans	156,602	16,318	1,928	738	18,984	1,911	177,497
Credit cards, unsecured loans and other retail lending	42,097	5,686	232	243	6,161	663	48,921
Wholesale loans	156,435	18,452	154	126	18,732	1,963	177,130
Total	355,134	40,456	2,314	1,107	43,877	4,537	403,548

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.2	0.4	17.7	0.3
Credit cards, unsecured loans and other retail lending	1.3	21.3	38.5	44.6	23.4	67.0	7.2
Wholesale loans	0.3	2.1	1.9	—	2.0	24.2	0.8
Total	0.3	4.7	6.5	15.6	5.1	34.5	1.4

As at 31.12.22
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	153,672	15,990	1,684	526	18,200	2,414	174,286
Credit cards, unsecured loans and other retail lending	44,175	7,126	397	576	8,099	2,122	54,396
Wholesale loans	152,698	20,194	150	97	20,441	2,550	175,689
Total	350,545	43,310	2,231	1,199	46,740	7,086	404,371

Impairment allowance
Home loans	29	53	11	9	73	414	516
Credit cards, unsecured loans and other retail lending	582	1,483	129	220	1,832	1,278	3,692
Wholesale loans	446	403	6	2	411	527	1,384
Total	1,057	1,939	146	231	2,316	2,219	5,592

Net exposure
Home loans	153,643	15,937	1,673	517	18,127	2,000	173,770
Credit cards, unsecured loans and other retail lending	43,593	5,643	268	356	6,267	844	50,704
Wholesale loans	152,252	19,791	144	95	20,030	2,023	174,305
Total	349,488	41,371	2,085	968	44,424	4,867	398,779

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.7	0.4	17.1	0.3
Credit cards, unsecured loans and other retail lending	1.3	20.8	32.5	38.2	22.6	60.2	6.8
Wholesale loans	0.3	2.0	4.0	2.1	2.0	20.7	0.8
Total	0.3	4.5	6.5	19.3	5.0	31.3	1.4

Measurement uncertainty

The Q123 ECL provision has been based on macroeconomic indicators used in the Q422 ECL scenario, rolled forward by one quarter, and updated to reflect changes in balances, risk parameters and individually assessed impaired names during the quarter. Management has applied economic uncertainty and other adjustments to modelled ECL outputs.

Key baseline macroeconomic indicators have been tracked against consensus updates to March 2023. Relative to Q422, these latest updates reflect slight improvements in certain key macroeconomic variables, along with deterioration in UK medium-term unemployment and HPI. When compared against the Q422 scenario, the current consensus remains materially in line. Hence these updates have not been reflected in the Q123 ECL modelled provision level.

In addition, coverage levels have been assessed in light of the potential impact of elevated levels of inflation on customer affordability and expert judgements updated accordingly with the resulting adjustments included within total post model adjustments of £0.3bn (31 December 2022: £0.3bn).

The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP1	(0.6)	0.5	1.6	1.9	1.8
UK unemployment2	4.3	4.6	4.2	4.2	4.2
UK HPI3	(4.2)	(2.5)	1.7	2.2	2.2
UK bank rate	4.2	4.3	3.8	3.6	3.3
US GDP1	0.4	0.9	1.5	1.5	1.5
US unemployment4	4.1	4.7	4.7	4.7	4.7
US HPI5	1.5	1.5	2.1	2.4	2.4
US federal funds rate	4.7	3.9	3.2	3.0	3.0
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	(0.8)	0.9	1.8	1.9
UK unemployment2	3.7	4.5	4.4	4.1	4.2
UK HPI3	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP1	1.8	0.5	1.2	1.5	1.5
US unemployment4	3.7	4.3	4.7	4.7	4.7
US HPI5	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP1	(2.0)	(4.8)	1.0	2.4	1.9
UK unemployment2	5.0	8.2	8.1	7.5	6.9
UK HPI3	(13.6)	(19.6)	(13.9)	8.2	8.2
UK bank rate	6.1	8.0	6.9	5.8	4.5
US GDP1	(1.3)	(4.5)	1.0	2.8	1.8
US unemployment4	4.9	8.4	8.3	7.3	6.2
US HPI5	(2.1)	(3.9)	(4.1)	4.8	4.8
US federal funds rate	5.9	7.0	6.1	4.9	3.8
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment2	3.7	6.0	8.4	8.0	7.4
UK HPI3	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP1	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment4	3.7	6.0	8.5	8.1	7.1
US HPI5	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 1 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP1	(1.3)	(2.2)	1.3	2.2	1.8
UK unemployment2	4.6	6.4	6.1	5.8	5.5
UK HPI3	(9.0)	(11.3)	(6.3)	5.2	5.2
UK bank rate	5.2	6.2	5.4	4.8	3.9
US GDP1	(0.4)	(1.8)	1.2	2.2	1.7
US unemployment4	4.5	6.5	6.5	6.0	5.4
US HPI5	(0.3)	(1.2)	(1.0)	3.6	3.6
US federal funds rate	5.4	5.6	4.6	4.0	3.4
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment2	3.7	5.2	6.4	6.0	5.8
UK HPI3	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP1	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment4	3.7	5.1	6.6	6.4	5.9
US HPI5	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP1	1.7	4.1	3.1	2.5	2.3
UK unemployment2	3.6	3.4	3.4	3.4	3.4
UK HPI3	5.3	9.6	4.3	4.3	3.5
UK bank rate	3.3	2.8	2.5	2.5	2.5
US GDP1	2.3	3.8	2.9	2.8	2.8
US unemployment4	3.4	3.3	3.3	3.3	3.3
US HPI5	4.6	5.3	4.5	4.5	4.5
US federal funds rate	3.8	3.1	2.8	2.8	2.8
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	2.8	3.7	2.9	2.4
UK unemployment2	3.7	3.5	3.4	3.4	3.4
UK HPI3	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP1	1.8	3.3	3.5	2.8	2.8
US unemployment4	3.7	3.3	3.3	3.3	3.3
US HPI5	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 1 average economic variables used in the calculation of ECL
	2023	2024	2025	2026	2027
As at 31.03.23%		%	%	%	%
UK GDP1	0.5	2.2	2.3	2.2	2.1
UK unemployment2	3.9	4.0	3.8	3.8	3.8
UK HPI3	0.5	3.4	3.0	3.3	2.8
UK bank rate	3.5	3.3	3.1	2.8	2.8
US GDP1	1.4	2.4	2.2	2.2	2.2
US unemployment4	3.7	4.0	4.0	4.0	4.0
US HPI5	3.0	3.4	3.3	3.4	3.4
US federal funds rate	4.1	3.6	3.0	3.0	3.0
	2022	2023	2024	2025	2026
As at 31.12.22%		%	%	%	%
UK GDP1	3.3	1.0	2.3	2.4	2.1
UK unemployment2	3.7	4.0	3.9	3.8	3.8
UK HPI3	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP1	1.8	1.9	2.3	2.2	2.2
US unemployment4	3.7	3.8	4.0	4.0	4.0
US HPI5	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.23
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0

Treasury and Capital Risk

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 is 11.4% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 13 December 2021, the Financial Policy Committee (FPC) announced the re-introduction of a CCyB rate of 1% for UK exposures with effect from 13 December 2022. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for the Group. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 4.0%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.1bn and against the 0.2% CCLB was £2.3bn.

The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.5% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Capital ratios1,2	As at 31.03.23	As at 31.12.22
CET1	13.6%	13.9%
T1	17.6%	17.9%
Total regulatory capital	20.2%	20.8%

Capital resources	£m	£m
Total equity excluding non-controlling interests per the balance sheet	69,699	68,292
Less: other equity instruments (recognised as AT1 capital)	(13,784)	(13,284)
Adjustment to retained earnings for foreseeable ordinary share dividends	(338)	(787)
Adjustment to retained earnings for foreseeable repurchase of shares	(224)	—
Adjustment to retained earnings for foreseeable other equity coupons	(52)	(37)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,913)	(1,726)
Goodwill and intangible assets	(8,642)	(8,224)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,435)	(1,500)
Fair value reserves related to gains or losses on cash flow hedges	6,164	7,237
Excess of expected losses over impairment	(232)	(119)
Gains or losses on liabilities at fair value resulting from own credit	(86)	(620)
Defined benefit pension fund assets	(3,593)	(3,430)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	245	700
Other regulatory adjustments	196	396
CET1 capital	45,985	46,878

AT1 capital
Capital instruments and related share premium accounts	13,784	13,284
Other regulatory adjustments and deductions	(60)	(60)
AT1 capital	13,724	13,224

T1 capital	59,709	60,102

T2 capital
Capital instruments and related share premium accounts	7,538	9,000
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,061	1,095
Credit risk adjustments (excess of impairment over expected losses)	66	35
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	68,214	70,072

Total RWAs	338,448	336,518

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.5%, with £45.7bn of CET1 capital and £338.4bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Movement in CET1 capital	Three months ended 31.03.23
£m
Opening CET1 capital	46,878

Profit for the period attributable to equity holders	2,029
Own credit relating to derivative liabilities	(6)
Ordinary share dividends paid and foreseen	(344)
Purchased and foreseeable share repurchase	(500)
Other equity coupons paid and foreseen	(261)
Increase in retained regulatory capital generated from earnings	918

Net impact of share schemes	(290)
Fair value through other comprehensive income reserve	149
Currency translation reserve	(531)
Other reserves	2
Decrease in other qualifying reserves	(670)

Pension remeasurements within reserves	135
Defined benefit pension fund asset deduction	(163)
Net impact of pensions	(28)

Additional value adjustments (PVA)	(187)
Goodwill and intangible assets	(418)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	65
Excess of expected loss over impairment	(113)
Adjustment under IFRS 9 transitional arrangements	(455)
Other regulatory adjustments	(5)
Decrease in regulatory capital due to adjustments and deductions	(1,113)

Closing CET1 capital	45,985

CET1 capital decreased £0.9bn to £46.0bn (December 2022: £46.9bn).
£2.0bn of capital generated from profit was partially offset by distributions of £1.1bn comprising:
●	£0.5bn of buybacks announced with FY22 results
●	£0.3bn accrual towards a FY23 dividend
●	£0.3bn of equity coupons paid and foreseen
Other significant movements in the period were:
●	£0.5bn decrease in the currency translation reserve driven by the depreciation of period end USD against GBP
●	£0.4bn increase in the goodwill and intangibles deduction primarily as a result of the acquisition of KMC
●
£0.5bn decrease in IFRS 9 transitional relief primarily due to the relief applied to the pre-2020 impairment charge reducing to 0% in 2023 from 25% in 2022 and the relief applied to the post-2022 impairment charge reducing to 50% in 2023 from 75% in 2022.

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.23	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,816	55,174	246	—	—	115	196	—	11,054	74,601
Corporate and Investment Bank	33,904	75,225	17,014	21,692	237	2,811	15,734	23,136	27,093	216,846
Consumer, Cards and Payments	26,511	4,343	205	45	—	60	—	525	6,527	38,216
Barclays International	60,415	79,568	17,219	21,737	237	2,871	15,734	23,661	33,620	255,062
Head Office	2,578	7,016	—	—	—	—	—	—	(809)	8,785
Barclays Group	70,809	141,758	17,465	21,737	237	2,986	15,930	23,661	43,865	338,448

As at 31.12.22
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518
Book size	(1,091)	1,189	3,051	50	3,199
Acquisitions and disposals	688	—	—	—	688
Book quality	1,039	134	—	—	1,173
Model updates	—	—	—	—	—
Methodology and policy	640	267	—	—	907
Foreign exchange movements1	(2,582)	(1,161)	(294)	—	(4,037)
Total RWA movements	(1,306)	429	2,757	50	1,930
Closing RWAs (as at 31.03.23)	212,567	42,425	39,591	43,865	338,448

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £1.9bn to £338.4bn (December 2022: £336.5bn)
Credit risk RWAs decreased £1.3bn:
●	A £1.1bn decrease in book size primarily driven by business activities within CIB
●	A £1.0bn increase in book quality RWAs driven by an increase in mortgages due to HPI refresh and a deterioration in credit quality within CIB
●	A £2.6bn decrease in FX primarily due to the depreciation of period end USD against GBP
Counterparty Credit risk RWAs increased £0.4bn:
●	A £1.2bn increase in book size primarily due to an increase in SFT client and trading activity within Global Markets
●	A £1.2bn decrease in FX primarily due to the depreciation of period end USD against GBP
Market risk RWAs increased £2.8bn:
●	A £3.1bn increase in book size primarily due to increased client and trading activity within Global Markets

Leverage ratios1,2	As at 31.03.23	As at 31.12.22
	£m	£m
Average UK leverage ratio	4.8%	4.8%
Average T1 capital	59,488	60,865
Average UK leverage exposure	1,251,286	1,280,972

UK leverage ratio	5.1%	5.3%

CET1 capital	45,985	46,878
AT1 capital	13,724	13,224
T1 capital	59,709	60,102

UK leverage exposure	1,168,899	1,129,973

UK leverage exposure
Accounting assets
Derivative financial instruments	257,439	302,380
Derivative cash collateral	64,899	69,048
Securities financing transactions (SFT)	229,182	189,637
Loans and advances and other assets	987,530	952,634
Total IFRS assets	1,539,050	1,513,699

Regulatory consolidation adjustments	(6,998)	(8,278)

Derivatives adjustments
Derivatives netting	(217,312)	(256,309)
Adjustments to collateral	(50,131)	(52,715)
Net written credit protection	18,354	16,190
Potential future exposure (PFE) on derivatives	85,893	84,168
Total derivatives adjustments	(163,196)	(208,666)

SFT adjustments	25,787	24,203

Regulatory deductions and other adjustments	(21,984)	(21,447)

Weighted off-balance sheet commitments	120,754	124,169

Qualifying central bank claims	(280,346)	(272,321)

Settlement netting	(44,168)	(21,386)

UK leverage exposure	1,168,899	1,129,973

1	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2
Fully loaded average UK leverage ratio was 4.7%, with £59.2bn of T1 capital and £1,251.0bn of leverage exposure. Fully loaded UK leverage ratio was 5.1%, with £59.5bn of T1 capital and £1,168.7bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £38.9bn increase in the leverage exposure and a £0.4bn decrease in Tier 1 capital. The UK leverage exposure increased to £1,168.9bn (December 2022: £1,130.0bn) largely due to an increase in SFT client and trading activity within Global Markets.

The average UK leverage ratio remained at 4.8% (December 2022: 4.8%) primarily due to a decrease in the average T1 capital offset by a decrease in the average leverage exposure of £29.7bn to £1,251.3bn, largely due to a reduction in derivatives as well as lower daily average SFT activity in the quarter, compared to Q4 2022.

MREL
MREL requirements including buffers1,2	Total requirement (£m) based on		Requirement as a percentage of:
	As at 31.03.23	As at 31.12.22	As at 31.03.23	As at 31.12.22
Requirement based on RWAs (minimum requirement)	98,167	97,387	29.0%	28.9%
Requirement based on UK leverage exposure	94,012	91,213	8.0%	8.1%

Own funds and eligible liabilities2			As at 31.03.23	As at 31.12.22
			£m	£m
CET1 capital			45,985	46,878
AT1 capital instruments and related share premium accounts3			13,724	13,224
T2 capital instruments and related share premium accounts3			7,444	8,875
Eligible liabilities			43,489	43,851
Total Barclays PLC (the Parent company) own funds and eligible liabilities			110,642	112,828

Total RWAs			338,448	336,518
Total UK leverage exposure			1,168,899	1,129,973

Own funds and eligible liabilities ratios as a percentage of:			As at 31.03.23	As at 31.12.22
Total RWAs			32.7%	33.5%
Total UK leverage exposure			9.5%	10.0%

As at 31 March 2023, Barclays PLC (the Parent company) held £110.6bn of own funds and eligible liabilities equating to 32.7% of RWAs. This was in excess of the Group's MREL requirement, excluding the PRA buffer, to hold £98.2bn of own funds and eligible liabilities equating to 29% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

1	Minimum requirement excludes the confidential institution-specific PRA buffer.
2
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.

3	Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2022: £60m), and other T2 credit risk adjustments and deductions of £94m (December 2022: £125m).

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.23	Three months ended 31.03.22
	£m	£m
Total income	7,237	6,496
Operating expenses excluding litigation and conduct	(4,111)	(3,588)
Litigation and conduct	1	(523)
Operating expenses	(4,110)	(4,111)
Other net expenses	(5)	(10)
Profit before impairment	3,122	2,375
Credit impairment charges	(524)	(141)
Profit before tax	2,598	2,234
Tax charge	(561)	(614)
Profit after tax	2,037	1,620

Attributable to:
Equity holders of the parent	1,783	1,404
Other equity instrument holders	246	215
Total equity holders of the parent	2,029	1,619
Non-controlling interests	8	1
Profit after tax	2,037	1,620

Earnings per share	p	p
Basic earnings per ordinary share	11.3	8.4

Condensed consolidated balance sheet (unaudited)
	As at 31.03.23	As at 31.12.22
Assets	£m	£m
Cash and balances at central banks	265,874	256,351
Cash collateral and settlement balances	129,622	112,597
Loans and advances at amortised cost	403,548	398,779
Reverse repurchase agreements and other similar secured lending	771	776
Trading portfolio assets	137,857	133,813
Financial assets at fair value through the income statement	247,965	213,568
Derivative financial instruments	257,439	302,380
Financial assets at fair value through other comprehensive income	66,361	65,062
Investments in associates and joint ventures	912	922
Goodwill and intangible assets	8,664	8,239
Current tax assets	310	385
Deferred tax assets	6,489	6,991
Other assets	13,238	13,836
Total assets	1,539,050	1,513,699

Liabilities
Deposits at amortised cost	555,724	545,782
Cash collateral and settlement balances	117,234	96,927
Repurchase agreements and other similar secured borrowing	28,386	27,052
Debt securities in issue	116,647	112,881
Subordinated Liabilities	10,072	11,423
Trading portfolio liabilities	90,079	72,924
Financial liabilities designated at fair value	289,428	271,637
Derivative financial instruments	247,167	289,620
Current tax liabilities	562	580
Deferred tax liabilities	17	16
Other liabilities	13,079	15,597
Total liabilities	1,468,395	1,444,439

Equity
Called up share capital and share premium	4,344	4,373
Other reserves	(1,993)	(2,192)
Retained earnings	53,564	52,827
Shareholders' equity attributable to ordinary shareholders of the parent	55,915	55,008
Other equity instruments	13,784	13,284
Total equity excluding non-controlling interests	69,699	68,292
Non-controlling interests	956	968
Total equity	70,655	69,260

Total liabilities and equity	1,539,050	1,513,699

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	246	—	1,783	2,029	8	2,037
Retirement benefit remeasurements	—	—	—	135	135	—	135
Other comprehensive profit after tax for the year	—	—	151	—	151	—	151
Total comprehensive income for the period	—	246	151	1,918	2,315	8	2,323
Employee share schemes and hedging thereof	16	—	—	356	372	—	372
Issue and redemption of other equity instruments	—	500	—	(5)	495	—	495
Other equity instruments coupon paid	—	(246)	—	—	(246)	—	(246)
Vesting of employee share schemes	—	—	3	(470)	(467)	—	(467)
Dividends paid	—	—	—	(793)	(793)	(8)	(801)
Repurchase of shares	(45)	—	45	(276)	(276)	—	(276)
Other movements	—	—	—	7	7	(12)	(5)
Balance as at 31 March 2023	4,344	13,784	(1,993)	53,564	69,699	956	70,655

Other reserves	As at 31.03.23	As at 31.12.22
	£m	£m
Currency translation reserve	4,241	4,772
Fair value through other comprehensive income reserve	(1,411)	(1,560)
Cash flow hedging reserve	(6,162)	(7,235)
Own credit reserve	(73)	467
Other reserves and treasury shares	1,412	1,364
Total	(1,993)	(2,192)

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Appendix: Non-IFRS Performance Measures

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 39 to 40.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 39 to 41.

Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK bank levy.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 22.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 21.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 42.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the three months ended 31.03.23	£m	£bn	%
Barclays UK	515	10.3	20.0
Corporate and Investment Bank	1,209	31.8	15.2
Consumer, Cards and Payments	139	5.3	10.5
Barclays International	1,348	37.1	14.5
Head Office	(80)	0.2	n/m
Barclays Group	1,783	47.6	15.0

For the three months ended 31.03.22
Barclays UK	396	10.1	15.6
Corporate and Investment Bank	1,316	30.8	17.1
Consumer, Cards and Payments	(16)	4.3	(1.5)
Barclays International	1,300	35.1	14.8
Head Office	(292)	3.6	n/m
Barclays Group	1,404	48.8	11.5

Barclays Group
Return on average tangible shareholders' equity	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,783	1,036	1,512	1,071	1,404	1,079	1,374	2,048

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	55.9	54.9	56.8	57.1	56.9	56.1	56.5	54.4
Average goodwill and intangibles	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)	(8.1)	(8.2)	(7.9)
Average tangible shareholders' equity	47.6	46.7	48.6	49.0	48.8	48.0	48.3	46.5

Return on average tangible shareholders' equity	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%

Barclays UK
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	515	474	549	458	396	420	317	721

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.9	13.7	13.5	13.6	13.7	13.6	13.6	13.5
Average goodwill and intangibles	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.3	10.2	9.9	10.0	10.1	10.0	10.0	9.9

Return on average allocated tangible equity	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%

1	The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays International
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,348	625	1,136	783	1,300	818	1,191	1,207

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	38.1	39.9	40.1	38.2	36.0	33.8	32.7	33.0
Average goodwill and intangibles	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)
Average allocated tangible equity	37.1	38.9	39.1	37.3	35.1	32.9	31.8	32.4

Return on average allocated tangible equity	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%

Corporate and Investment Bank
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q4211	Q3211	Q2211
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,209	454	1,015	579	1,316	695	1,085	989

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	31.8	33.7	34.0	32.7	30.8	28.7	27.8	28.4

Return on average allocated tangible equity	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q123	Q422	Q322	Q222	Q122	Q421	Q321	Q221
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	139	171	121	204	(16)	123	106	218

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.3	6.2	6.1	5.5	5.2	5.1	4.9	4.6
Average goodwill and intangibles	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)
Average allocated tangible equity	5.3	5.2	5.1	4.6	4.3	4.2	4.0	4.0

Return on average allocated tangible equity	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%

1	The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Tangible net asset value per share	As at 31.03.23	As at 31.12.22	As at 31.03.22
	£m	£m	£m
Total equity excluding non-controlling interests	69,699	68,292	68,465
Other equity instruments	(13,784)	(13,284)	(11,119)
Goodwill and intangibles	(8,664)	(8,239)	(8,046)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,251	46,769	49,300

	m	m	m
Shares in issue	15,701	15,871	16,762

	p	p	p
Tangible net asset value per share	301	295	294

Notable Items
	Three months ended 31.03.23		Three months ended 31.03.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	2,598	1,783	2,234	1,404
Net impact from the Over-issuance of Securities	—	—	(320)	(240)
Customer remediation costs on legacy loan portfolio	—	—	(181)	(147)
Other litigation and conduct	1	2	(22)	(15)
Re-measurement of UK DTAs	—	—	—	(346)
Excluding the impact of notable items	2,597	1,781	2,757	2,152

The Group’s management believes that the non-IFRS performance measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS performance measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

Shareholder Information

Results timetable1			Date
2023 Interim Results Announcement			27 July 2023

				% Change3
Exchange rates2	31.03.23	31.12.22	31.03.22	31.12.22	31.03.22
Period end - USD/GBP	1.23	1.21	1.31	2%	(6)%
3 month average - USD/GBP	1.22	1.17	1.34	4%	(9)%
Period end - EUR/GBP	1.14	1.13	1.19	1%	(4)%
3 month average - EUR/GBP	1.13	1.15	1.20	(2)%	(6)%

Share price data
Barclays PLC (p)	145.80	158.52	148.30
Barclays PLC number of shares (m)4	15,701	15,871	16,762

For further information please contact

Investor relations	Media relations
Adam Strachan +1 212 526 8442	Tom Hoskin +44 (0) 20 7116 4755
James Johnson +44 (0) 20 7116 7233

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20555 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4
The number of shares of 15,701m as at 31 March is different from the 15,688m quoted in the 3 April 2023 announcement because the share buyback transactions executed on 30 and 31 March 2023 did not settle until 3 April 2023 and 4 April 2023 respectively.

5	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.